Park Sutton Securities, LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68195

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Sutton Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, Suite 725
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Levitt — 646-727-4826 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road, PO Box 139	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Steven M. Levitt** , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Park Sutton Securities, LLC , as

of **December 31** , 20 **17** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Antuanet Concha
NOTARY PUBLIC- STATE OF NEW YORK
No. 01CO6213859
Qualified in Nassau County
My Commission expires on November 23, 2021
Certificate filed in Kings, New York and Queens Counties


Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Sutton Securities, LLC

Table of Contents



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Park Sutton Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Park Sutton Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Park Sutton Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Park Sutton Securities, LLC's management. Our responsibility is to express an opinion on Park Sutton Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Park Sutton Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

We have served as Park Sutton Securities, LLC's auditor since 2010.

Fairfield, Connecticut

February 26, 2018

1

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

Park Sutton Securities, LLC
Statement of Financial Condition
December 31, 2017

<u>Assets</u>

Current assets

Cash and equivalents	$	1,140,613
Accounts receivable		20,723
Prepaid expenses		94,828
Total current assets		1,256,164

Property and equipment

Office equipment and furniture	62,243
Leasehold improvements	11,845
Accumulated depreciation	(34,503)
Net property and equipment	39,585

Other assets

Security deposit	23,333

Total assets	$	1,319,082

<u>Liabilities and Member's Equity</u>

Current liabilities

Accounts payable	$	1,736
Separation agreement liability		107,570
Accrued liabilities		468,787
Total current liabilities		578,093

Member's Equity

	740,989

Total liabilities and member's equity	$	1,319,082

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Park Sutton Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an independent New York based boutique investment bank which provides an array of financial services to the asset and wealth management industry. The Company received its FINRA approval for membership in 2010. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

The Company's sole member is Park Sutton Holdings, LLC ("PSH"). In addition to the Company, PSH is 100% owner of Park Sutton Advisors, LLC ("PSA"). PSA shares common management with the Company. PSA is currently inactive.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction is signed or the closing is imminent. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2017. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from three to five years for office automation equipment and furniture and fixtures. Leaseholds are amortized over the shorter of the asset life or the life of the lease. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

The Company has adopted FASB Accounting Standards Codification 740 for accounting for uncertain tax positions. The standard prescribes how an entity should measure, recognize, present and disclose positions that it has taken or expects to take on its income tax returns. Park Sutton Holdings, LLC and the Company regularly reviews and evaluates its tax positions taken in previously filed information returns and as reflected in its financial statements and believes that in the event of an examination by taxing authorities, its positions would prevail based upon the technical merits of such positions. Therefore, the Company has concluded that no tax benefits or liabilities are required to be recognized. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2015.

NOTE 3 – RETIREMENT PLANS

Defined benefit pension plan – On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. As of December 31, 2017 the one member of the Company and one employee met the criteria for eligibility. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax deductible limit. The Plan will invest primarily in publicly traded securities including equities and fixed income instruments, which are considered Level 1 assets. As of December 31, 2017, there are $109,649 of plan net assets at fair value. The amount funded for the year ended December 31, 2017 is $66,928 and is recorded as pension expense for the year.

The Company's share of the actuarially determined projected benefit obligation at December 31, 2017 is $66,928 and the accumulated benefit obligation is $168,549. This is based upon end of year valuations. These amounts were calculated using the following assumptions:

Pre-retirement interest rate	5%
Post retirement interest rate	5%

The total benefits payable as monthly annuities are expected to be as follows:

From 2018 through 2022	$0
From 2023 through 2027	$0
Lump sum payments at 2033	$1,828,604

Defined contribution pension plan – In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligibility employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing. For the year ended December 31, 2017, the Company contributed $42,427 to the plan.

NOTE 4 – CONCENTRATIONS AND CREDIT RISK

The Company has three contracts with clients that generate more than 10% of total annual revenues, while the three clients represents 73% of total revenue for 2017.

As of December 31, 2017 Company's cash in bank exceeds federally insured limits by $890,613.

NOTE 5 – LEASE COMMITMENTS

The Company leases its office space and equipment under various lease arrangements. The future minimum lease payments under the remaining lease terms as of December 31, 2017 are as follow

Year Ended December 31

2018		102,066
2019		105,128
2020		108,282
2021		111,530
Thereafter		-
	$	427,006

Rent expense for year ended December 31, 2017 was $102,478.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $562,520, which was $523,980 in excess of its required net capital of $38,540. The Company's ratio of indebtedness to net capital was 102.77%.

NOTE 7 – SEPARATION AGREEMENT

The Company entered into a separation agreement with a former member on July 7, 2017. The agreement stipulates $152,145 to be paid over a period of multiple years. As of December 31, 2017, the remaining separation liability is $107,570, the payments are as follows:

Year Ended December 31

2018		30,179
2019		30,179
2020		22,876
2021		12,652
2022		7,380
Interest		4,304
	$	107,570

NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2017 through February 26, 2018, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.